Exhibit 99.5

For Immediate Release	March 20, 2008

CHALLENGER ENERGY CORP. RELEASES 2007 FINANCIAL RESULTS AND REPORTS
PROGRESS IN TRINIDAD DRILLING

CALGARY, ALBERTA, CANADA—(Marketwire – March 20, 2008) – Challenger Energy Corp. (“Challenger Energy”) (TSXV:CHQ)(AMEX:CHQ) is pleased to announce 1) the release of its 2007 financial results and the filing of its Statement of Reserves Data and other Oil and Gas Information with Canadian securities authorities: and that 2) the ‘Bounty’ well has been drilled to a depth of approximately 4,885 feet (subsea). The ‘Bounty’ well was spudded on February 20, 2008 and is the second in a series of three exploration wells on Block 5(c), offshore Trinidad. The ‘Bounty’ well is planned to be drilled and evaluated to a total depth of approximately 18,000 feet subsea, which is expected to be reached in June 2008.

2007 FINANCIAL RESULTS

As at December 31, 2007, Challenger Energy was debt free and cash on hand was $4.9 million. As at December 31, 2007, Challenger Energy has funded Cdn. $16.0 million towards its exploration activities in Trinidad and Tobago and accrued an additional $11.2 million in obligations on drilling and testing work completed to December 31, 2007 on the first exploration well, ‘Victory’. The “Management’s Discussion and Analysis” and financial statements for the year ended December 31, 2007, and the reserves filing required by NI 51-101, can be viewed in its entirety on SEDAR (System for Electronic Document Analysis and Retrieval, www.sedar.com).

On March 6, 2008 Challenger Energy announced it had successfully closed a previously announced equity financing for gross proceeds of approximately Cdn. $27.8 million. The financing consisted of the sale of 6,956,525 units (“Units”) at a price of $4.00 per Unit. Each Unit is comprised of one common share and one- half of one common share purchase warrant exercisable over the next of 24 months at a price of $4.40 per common share purchase warrant.

DRILLING IN TRINIDAD

The “Bounty” well has been drilled and intermediate casing set to a depth of approximately 4,885 feet (subsea). Drilling operations are continuing on time and on budget with total depth expected to be reached in June 2008.

The “Bounty” well is the second in a series of three wells being drilled on “Intrepid” Block 5(c) located approximately sixty miles east of the coast of Trinidad in water depths of approximately 1,000 feet. The “Bounty” well follows the successful drilling and extensive production testing of the nearby “Victory” natural gas and condensate discovery well, also located on Block 5(c). The series of three wells located on the “Intrepid” Block 5(c) are targeting three structures that potentially contain over four tcf of undiscovered resources of natural gas.

Challenger is participating in the initial exploration program on “Intrepid” Block 5(c) by paying one-third of the costs of the initial three wells to earn a 25% interests in the production sharing contract converting Block 5(c).

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore the Republic of Trinidad and Tobago. See www.challenger-energy.com for information on Challenger.

For Further Information, please Contact:

Challenger Energy Corp.
Suite 200, 744 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3T4
Dan MacDonald, CEO and President
Phone:	(403) 503-8810
Fax:	(403) 503-8811
www.challenger-energy.com

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current past or future production, development(s), testing, well test results, project start-ups and future capital spending. Current, past and/or future actual results and/or reported results, estimates, projections, interpretations, prognoses, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release may contain the reference to the terms discovery, reserves and/or resources or resource potential which are those quantities estimated to be contained in accumulations. There is no certainty that any portion of these accumulations or estimated accumulations in this news release may not change materially; and that, if discovered, in this or any other discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce. This news release contains the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.